March 6, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE: Extension for Forgent Networks, Inc., File No. 000-20008

Dear Mr. Kronforst,

Forgent Networks Inc., requests an additional 5 business days to complete the requested analysis related to the classification of its legal settlements.

Thank you for your time.

Sincerely,

/s/ Jay C. Peterson
Jay C. Peterson
Chief Financial Officer
Forgent Networks, Inc.

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